FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of September 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on September 27, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated: September 27, 2011

Elron Electronic Industries Ltd.
(the "Company")

September 27, 2011

To: Israel Securities Authority www.isa.gov.il	To: Tel Aviv Stock Exchange Ltd. www.tase.co.il

Dear Sir/Madam,

Re:	Immediate report in accordance with the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the "Regulations")

Engagement with Foreign Bank to receive a Bank credit line in the amount of $30 million

Tel Aviv – September 27, 2011, Elron Electronic Industries Ltd. (TASE:ELRN) (the "Company") hereby announces that final agreement has been reached, subject to execution of a binding agreement, with a foreign bank ("Bank") according to which the Bank will make available to the Company, a credit line in the amount of up to $30 million for a period of 18 months (the "Period").

As stated in the Company's financial statements as of June 30, 2011, the Company's cash balance (not including consolidated companies) is approximately $28 million. The credit line was obtained in order to diversify and ensure additional sources of financing towards continued investing in companies held by it and new companies and to finance its ongoing operations.

During the Period, the Company will be entitled to draw down loans for periods of up to 3 years from the date of each respective drawdown, at the Wall Street Journal prime rate of interest plus 0.75% per annum ("Credit Line"). According to the terms of the Credit Line, the Company will be able to make early repayment of all the loans without any cost. At the time the Credit Line is actually utilized, the Company will pledge  shares directly held by it in Given Imaging Ltd (NASDAQ: GIVN) in an amount equal to maintain a certain ratio of the market value of the pledged shares to the amount of credit utilized. Given Imaging is held 31% by the Company out of which approximately 22% is held directly and approximately 9% through RDC Rafael Development Corporation Ltd. ("RDC"), a subsidiary 50.1% held by the Company.

There is no assurance that a binding agreement will be executed with the Bank for receipt of the Credit Line.